AFLAC Incorporated 2nd Quarter Form 10-Q

EXHIBIT 11

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Numerator (in millions):
Basic: net earnings applicable
to common stock	$265	$248	$581	$486
Diluted: net earnings applicable
to common stock	265	248	581	486

Denominator (in thousands):
Average outstanding shares used in the
computation of earnings per share - basic	508,353	513,728	509,138	514,144

Average outstanding shares used in the
computation of earnings per share - basic	508,353	513,728	509,138	514,144
Dilutive effect of stock options	9,507	8,985	9,469	9,444

Average outstanding shares used in the
computation of earnings per share - diluted	517,860	522,713	518,607	523,588

Earnings per share:
Basic	$.52	$.48	$1.14	$.94
Diluted	.51	.48	1.12	.93

EXH 11-1